Consolidated

Balance sheets

December 31, 2005 and 2004

(Expressed in United States dollars under United States GAAP)

	2005 (unaudited)	2004
ASSETS
Current assets
Cash and cash equivalents	$1,222,729	$3,327,543
Accounts receivable (net) and accrued revenue	401,524	210,967
Note receivable	82,648	–
Inventory	40,438	162,568
Deposits and prepaid expenses	76,146	61,438

	1,823,485	3,762,516

Property and equipment	670,635	809,171
Deferred development costs	271,879	64,974
Intangible assets	155,445	591,173

	$2,921,444	$5,227,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$285,786	$245,664
Deferred revenue	45,011	59,745

	330,797	305,409

Shareholders’ equity
Share capital	46,181,113	45,994,584
Warrants	1,502,331	1,502,331
Contributed surplus	1,442,408	1,329,136
Deficit	(46,535,205)	(43,903,626)

	2,590,647	4,922,425

	$2,921,444	$5,227,834

Consolidated

Statements of Operations and Deficit

For the periods ended December 31, 2005 and 2004

(Expressed in United States dollars under United States GAAP)

	For the three months ended December 31, 2005 (unaudited)	For the three months ended December 31, 2004 (unaudited)	For the year ended December 31, 2005 (unaudited)	For the year ended December 31, 2004
REVENUE
Royalties, license and engineering fees	$297,918	$184,509	$1,056,509	$1,162,303
Product sales	105,097	309,706	486,731	1,050,875

	403,015	494,215	1,543,240	2,213,178
Cost of product sales	97,486	38,613	179,781	419,290

	305,529	455,602	1,363,459	1,793,888
EXPENSES
Marketing	208,364	240,484	963,255	1,129,781
Operations	62,212	66,971	213,163	234,481
Product engineering	291,134	238,810	983,298	908,984
Administration	257,695	170,254	796,038	661,659
Stock based compensation	36,979	58,199	134,793	320,432
Foreign exchange loss (gain)	(501)	38,936	2,832	41,955
Amortization	83,605	146,487	360,898	457,572

	939,488	960,141	3,454,277	3,754,864

Loss before other items	(633,959)	(504,539)	(2,090,818)	(1,960,976)

OTHER ITEMS
Interest income	15,742	71,659	56,700	78,727
(Loss) gain on sale of property and equipment	–	(2,380)	–	(15,616)
Impairment of property and equipment	46,594	–	(89,754)	–
Impairment of intangible assets	18,821	–	(428,453)	–
Termination expenses	–	–	(41,380)	(3,880)
Other	1,319	(7,997)	(163)	(1,697)

	82,476	61,282	(503,050)	57,534

Loss before taxes	(551,483)	(443,257)	(2,593,868)	(1,903,442)
Foreign withholding tax	(4,611)	(4,750)	(37,711)	(22,504)

Net loss for the period	(556,094)	(448,007)	(2,631,579)	(1,925,946)

Deficit, beginning of period	(45,979,111)	(43,455,619)	(43,903,626)	(41,977,680)

Deficit, end of period	$(46,535,205)	$(43,903,626)	$(46,535,205)	$(43,903,626)

Loss per common share (basic and dilutive)	$(0.06)	$(0.05)	$(0.31)	$(0.25)

Consolidated

Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars under United States GAAP)

	For the three months ended December 31, 2005 (unaudited)	For the three months ended December 31, 2004 (unaudited)	For the year ended December 31, 2005 (unaudited)	For the year ended December 31, 2004
Cash provided by (used in):

OPERATIONS
Loss for the period	$(556,094)	(448,007)	(2,631,579)	$(1,925,946)

Items not requiring cash:
Amortization	83,605	146,487	360,898	457,572
Stock based compensation	36,979	58,199	134,793	320,432
Loss on sale of property and equipment	–	2,380	–	15,616
Impairment of property and equipment	(19,304)	–	89,754	–
Impairment of intangible assets	(18,821)	–	428,453	–

Changes in non-cash working capital balances	347,989	134,059	(57,747)	(47,817)

	(125,646)	(106,882)	(1,675,428)	(1,180,143)

FINANCING
Issuance of common shares, net	111,295	1,097,882	165,008	2,120,657
Issuance of warrants	–	904,019	–	904,019

	111,295	2,001,901	165,008	3,024,676

INVESTMENTS
Note receivable	(82,648)	–	(82,648)	–
Purchase of property and equipment	(53,457)	(67,688)	(188,890)	(164,457)
Purchase of deferred development costs	(271,879)	–	(271,879)	–
Purchase of intangible assets	(12,172)	(6,772)	(50,977)	(418,056)
Proceeds from sale of property and equipment	–	4,238	–	4,430

	(420,156)	(70,222)	(594,394)	(578,083)

(Decrease) increase in cash and cash equivalents	(434,507)	1,824,797	(2,104,814)	1,266,450
Cash and cash equivalents, beginning of period	1,657,236	1,502,746	3,327,543	2,061,093

Cash and cash equivalents, end of period	$1,222,729	$3,327,543	$1,222,729	$3,327,543